PELLEGRINO, LLC

303 West Lancaster Avenue, Suite 302 ■ Wayne, PA 19087

TEL (856) 292-8331 ■ FAX (856) 504-0202

mp@pell-law.com ■ www.pell-law.com

Michael T. Pellegrino

Attorney at Law

Admitted in Pennsylvania

& New Jersey

August 19, 2020

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Architect ETF Trust (the “Registrant”)

File Nos.: 333-240244

Dear Ms. Fettig:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on August 18, 2020, from Christina DiAngelo Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Gadsden Dynamic Multi-Asset ETF, a series of the Registrant (the “Acquiring Fund”), in connection with the reorganization of Gadsden Dynamic Multi-Asset ETF, a series of ETF Series Solutions (the “Acquired Fund”) (the “Reorganization”). The Registration Statement was filed with the SEC on July 31, 2020, accession no. 0001213900-20-019602.

Unless otherwise noted, defined terms have the same meanings as used by the Registrant in the Registration Statement. The Staff’s comments are set forth below and are followed by the Registrant’s responses thereto. Each comment is repeated below, as to our understanding, with our response immediately following.

General Comment

Comment 1.	Because there will be a change in Independent Public Accounting Firms if the Reorganization is completed, please confirm that the Registrant has reviewed the SEC staff positions from the Chief Accountant’s Office of the Division of Investment Management in “Dear CFO” Item 1998-04, and will provide the disclosures required thereby in all applicable future filings.

Response:	The Registrant so confirms.

Ms. Christina Fettig

August 19, 2020

Questions and Answers

Comment 2.	Please supplement the response to the question “Who is paying for expenses related to the Special Meeting and the Reorganization?” to indicate the responsible party if the Reorganization is not completed.

Response:	The Registrant has supplemented the response to clarify that Empowered Funds, LLC (the “Adviser”) or an affiliate of the Adviser will bear such expenses whether or not the Reorganization is completed.

Comment 3.	Please describe the rationale for the statement “Gadsden will pay its own legal fees and expenses, if any.”

Response:	The foregoing statement is intended merely to disclose that, while the Adviser is responsible bearing expenses related to the Reorganization (e.g., expenses related to drafting and filing the Form N-14 and proxy solicitation costs), Gadsden may elect to engage its own legal counsel. If so, such expenses would be outside of the scope of the Agreement and Plan of Reorganization (the “Plan”). To be clear, Gadsden is not obligated to incur any such expenses.

Comment 4.	Please elaborate on potential Board options in response to the question “What will happen if the Plan is not approved by shareholders?”

Response:	The Registrant has supplemented the response accordingly.

Combined Proxy Statement and Prospectus

Comment 5.	In the description of expenses excluded from the unitary management fee, please explain what is contemplated by the parenthetical “(including tax-related services).”

Response:	That parenthetical is primarily intended to cover expenses related to foreign tax reclaim services, which, if incurred, are generally anticipated to result in a net benefit to shareholders.

Comment 6.	In the Fees and Expenses table, please move the footnote for the Acquiring Fund Shares to the figure for Total Annual Fund Operating Expenses.

Response:	The Registrant has made the foregoing change.

Comment 7.	The capitalization table needs to be completed. Accordingly, Registrant must either file a delaying amendment or an amended N-14 filing.

Response:	The Registrant agrees to the foregoing.

General Comment

Comment 8.	Since two registrants are being merged, are there any valuation differences that would cause an adjustment to the net asset value of the Funds on the merger date?

Ms. Christina Fettig

August 19, 2020

Response:	The Registrant submits that it anticipates that, as of the merger date, there will not be any material valuation differences that would cause an adjustment to the net asset value of the Funds.

Statement of Additional Information

Comment 9.	In the paragraph entitled “Pro Forma Financial Statements,” please correctly identify which Fund will be the accounting and performance survivor.

Response:	The Registrant has corrected the language to indicate that the Acquired Fund will be accounting and performance survivor.

*           *           *

The Registrant, on behalf of the Acquiring Fund, intends to file definitive forms of Proxy/Prospectus and SAI that will reflect the above responses to the staff’s comments.

We believe that this information responds to all of your comments. If you have any questions regarding the above responses, please do not hesitate to contact me at 856-292-8331 or mp@pell-law.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino